Exhibit 1.01

Conflict Minerals Report

This is the Conflict Minerals Report for InvenSense, Inc. (“InvenSense” , “we” or “our”), filed with the United States Securities and Exchange Commission (SEC) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period ended December 31, 2014. The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG) for the purposes of this assessment.

If a registrant can establish that the conflict minerals in its products originated from sources other than the Democratic Republic of the Congo (DRC) or an adjoining country, or from recycled and scrap sources, the registrant must submit a specialized disclosure report under Form SD that describes the steps that the registrant took to determine the origin of the conflict minerals in its products.

If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the DRC or an adjoining country, or if the registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody, and the registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

The report presented herein has not been audited by an independent private sector auditor, as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, then such audit is not required.

1. Company Overview

InvenSense, Inc. (the “Company”) was incorporated in California in June 2003 and reincorporated in Delaware in January 2004. The Company designs, develops, markets and sells sensor systems on a chip, including accelerometers, gyroscopes and microphones for the mobile, wearable, smart home, gaming, industrial, and automotive market segments. The Company delivers leading solutions based on its advanced motion and sound technology and is dedicated to bringing the best-in-class size, performance and cost solutions to market; targeting solutions such as: smartphones, tablets, wearables, console and portable video gaming devices, digital television and set-top box remote controls, fitness accessories, sports equipment, digital still cameras, automobiles, ultra-books, laptops, hearing aids, stabilization systems, tools, navigation devices, remote controlled toys and other household consumer and industrial devices.

2. Products Overview

Our MotionTracking devices and audio products combine micro-electro-mechanical system (MEMS) motion sensors, such as accelerometers, gyroscopes, microphones and compasses, with mixed-signal integrated circuits (ICs) and proprietary algorithms and firmware that intelligently process, synthesize and calibrate the output of sensors for use by software applications via an application programming interface. Our devices are differentiated by their small form factor, high level of integration, performance, reliability and cost effectiveness. We utilize a fabless model, leveraging complementary metal–oxide–semiconductor (CMOS) and MEMS foundries and semiconductor packaging supply chains.

We determined that during the 2014 calendar year, we manufactured and sub-contracted the manufacture of products containing conflict minerals and that the use of these minerals is necessary to the functionality or production of these products.

3. Supply Chain Overview

Our supply chain is complex. There are multiple tiers between our company and the mines. Accordingly, we rely on our direct suppliers to provide information on the origin of the conflict minerals contained in components that are included in our products. The methods we used to try to determine the origin of conflict minerals in our products included:

•	sending letters to our direct suppliers, explaining the rule and referring the suppliers to online instructions;

•	soliciting survey responses from relevant suppliers of components of our products, using the standard Conflict Minerals Reporting Template designed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI);

•	reviewing responses that we received from our suppliers and following up on inconsistent, incomplete, and inaccurate responses; and

•	sending reminders to suppliers who did not respond to our initial requests for information.

4. Reasonable Country of Origin Inquiry (RCOI) and RCOI conclusion

We conducted an analysis of our products and found the 3TG minerals can be found in our products and are necessary to the functionality or production of those products. Therefore, we are subject to the reporting obligations of Rule 13p-1.

We conducted a survey of our active suppliers using a template developed by the EICC and the GeSI, known as the Conflict Minerals Reporting Template. The template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. We believe this template is being widely adopted by similarly situated companies in their due diligence processes related to conflict minerals.

At the outset of our 2014 RCOI, we elected to survey our known direct component and outsourced manufacturing supply chain. During the process of our review, we identified six suppliers who fell within the scope of our RCOI. We sent the Conflict Minerals Reporting Template to those six of our direct suppliers and received responses from all of them. All but one of these responses indicated that the conflict minerals that they supplied to us did not originate in the DRC or an adjoining country, while one indicated that they were unable to declare that its conflict minerals did not originate in the DRC.

Due to the breadth and complexity of our products and supply chain, it will take time and ongoing effort for our suppliers to verify the origin of all of the minerals, and they may not succeed in determining the origin of all or any such minerals at all times.

Despite having conducted a good faith reasonable country of origin inquiry and due diligence process, we do not currently have sufficient information from all our suppliers or other sources to determine the country of origin of the conflict minerals used in our products or identify the facilities used to process those conflict minerals. Therefore, we cannot exclude the possibility that some of these conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country and are not from recycled or scrap sources.

Using our continuing supply chain due diligence processes, we hope to further develop transparency into our supply chain.

5. Conflict Minerals Status Analysis and Conflict Status Conclusion

We have concluded that our supply chain remains “DRC conflict undeterminable”. We reached this conclusion because, despite our due diligence, we have been unable to determine the origin of all of the 3TG used in our products.

6. Due Diligence Program

6.1. Conflict Minerals Policy

Our policy with respect to the sourcing of conflict minerals can be found at http://ir.invensense.com/, under the heading “Corporate Governance–Corporate Social Responsibility Policy”. The content of any website referred to in this report is included for general information only and is not incorporated by reference in this report.

6.2. Due Diligence Process

6.2.1. Design of Our Due Diligence and Description of the Due Diligence Process

Our due diligence processes and efforts have been developed in conjunction with the second edition of the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold and for tin, tantalum and tungsten. We designed our due diligence process to conform in all material respects with these OECD guidelines.

Our conflict minerals due diligence process includes: the development of a Conflict Minerals Policy, establishment of governance structures with cross functional team members and senior executives, and communication with suppliers. We took measures to ensure that the findings of our supply chain risk assessment are reported to members of our senior management, including our CEO, CFO, VP of Operations and VP of Sales.

6.2.2. Record Maintenance

We have established our due diligence compliance process and a documentation and record maintenance procedure to ensure the retention of relevant documentation in a structured manner.

6.3. Steps to Be Taken to Mitigate Risk and Maturing Due Diligence Program

As we move towards developing our due diligence program, we intend to enhance our supplier communication and to improve our due diligence data accuracy in order to mitigate the risk that the necessary conflict minerals contained in our products could benefit armed groups in the DRC or adjoining countries.

7. Identify and Assess Risk in the Supply Chain

Because of the breadth and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify actors downstream from our direct suppliers.

We have contacted the direct suppliers for our products. Of the six suppliers that are within the scope of the RCOI, we received responses from all the vendors to our request for information. All but one of these responses indicated that the conflict minerals that they supplied to us did not originate in the DRC or an adjoining country, while one indicated that they were unable to declare that its conflict minerals did not originate in the DRC.

8. Audit of Supply Chain Due Diligence

We do not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of the other entities in our supply chain. However, we do rely upon industry efforts to influence smelters and refineries to participate in the EICC/GeSI Conflict-Free Smelter Program.

9. Continuous Improvement Efforts to Mitigate Risk

We intend to undertake the following next steps to improve the due diligence process and to gather additional information which will assist us to determine whether the conflict minerals we utilize benefit armed groups contributing to human rights violations:

•	continue to conduct and report annually on supply chain due diligence for the applicable conflict minerals;

•	examine the possibility of establishing new terms and conditions in supplier contracts that stipulate responses to conflict mineral related inquires; and

•	attempt to validate supplier responses using information collected via independent conflict free smelter validation programs such as the EICC/GeSI Conflict Free Smelter Program.